UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

0-51438
(Commission File Number)

Residential Capital, LLC
(Exact name of Issuing Entity as specified in its charter)

One Meridian Crossings
Minneapolis, MN  55423
(952) 857-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Limited Liability Company Interests
(Title of each class of securities covered by this Form)

Unsold Debt Securities registered on Form S-3 (File No. 333-143138)
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:         2

Pursuant to the requirements of the Securities Exchange Act of 1934, Residential Capital, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 7, 2009	Residential Capital, LLC

	By:	/s/ James N. Young
Name: James N. Young
Title: Chief Financial Officer